Moody's Investors Service ("MIS")

Exhibit 7

Policies to Address and Manage Conflicts of Interest

MIS has the following policies to address and manage conflicts of interest related to the issuance of credit ratings. These policies can be found on our website via the web addresses[1] listed below.

1. Moody's Corporation Code of Business Conduct (October 2014)
   http://www.moodys.com/nrsro_sp11410
2. Moody's Corporation Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities (September 30, 2014)
   http://www.moodys.com/nrsro_sp21844
3. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (February 24, 2004)
   http://www.moodys.com/nrsro_sp12862
4. Moody's Investors Service Code of Professional Conduct (December 2015)
   http://www.moodys.com/nrsro_sp11557
5. Policy for Ancillary and Other Permissible Services (September 9, 2013)
   http://www.moodys.com/nrsro_sp13347
6. Policy for Securities Trading (October 5, 2015)
   http://www.moodys.com/nrsro_sp13431
7. MIS – MA Separation Policy (December 8, 2014)
   http://www.moodys.com/nrsro_sp13372
8. Policy Banning Recommendations Associated with Credit Ratings (June 3, 2013)
   http://www.moodys.com/nrsro_sp13375
9. Policy for Receipt, Review and Retention of External Complaints (December 14, 2015)
   http://www.moodys.com/nrsro_sp24556
10. Policy on Conflict of Interest Certification (June 8, 2015)
    http://www.moodys.com/nrsro_sp15644

[1] The URL provided will refer to the most recent version of the policy.

11. Policy for Fee Discussions (June 3, 2013)
    http://www.moodys.com/nrsro_sp13355

12. Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment (October 5, 2015)
    http://www.moodys.com/nrsro_sp13436

13. Policy for Designating Non-Participating Rated Entities (October 5, 2015)
    http://www.moodys.com/nrsro_sp13358

14. Post Employment Policy (June 8, 2015)
    http://www.moodys.com/nrsro_sp14811

15. Policy for Designating and Assigning Unsolicited Credit Ratings Outside Argentina, European Union and Japan and Mexico (December 14, 2015)
    http://www.moodys.com/nrsro_sp13379

16. Policy for Analyst Rotation (December 14, 2015)
    http://www.moodys.com/nrsro_sp13994

17. Policy for Material Non-Public Information (July 14, 2014)
    http://www.moodys.com/nrsro_sp13415

18. Policy for Withdrawal of Credit Ratings (December 14, 2015)
    http://www.moodys.com/nrsro_sp13418

19. Annual Report of MIS Designated Compliance Officer (November 23, 2010)
    http://www.moodys.com/nrsro_sp12866

20. Compensation of Designated Compliance Officer (December 8, 2014)
    http://www.moodys.com/nrsro_sp21865

21. Independence of Compliance (December 8, 2014)
    http://www.moodys.com/nrsro_sp12867

22. Credit Rating Refusal Policy (August 16, 2010)
    http://www.moodys.com/nrsro_sp21843

23. Policy Governing Access to AccuRate, RAST, Phoenix and PeopleSoft Financials (September 9, 2013)
    http://www.moodys.com/nrsro_sp13330

24. Outside Business Interest Policy (December 14, 2015)
    http://www.moodys.com/nrsro_sp25705

25. Policy Prohibiting Sales and Marketing Activity by Credit Rating Personnel (June 8, 2015)
    http://www.moodys.com/nrsro_sp19376

26. MIS Policy on SEC Rule 17g-5(a)(3) (December 14, 2015)
http://www.moodys.com/nrsro_sp15408

27. Policy on Not Maintaining Credit Ratings on Issuers From Whom MIS receives 10% of its Annual Billings (December 22, 2011)
http://www.moodys.com/nrsro_sp17093

28. Policy for Outsourcing MIS Important Operational Functions (September 8, 2015)
http://www.moodys.com/nrsro_sp24231

29. Moody's Corporation Anti-Bribery and Anti-Corruption Policy (December 14, 2015)
http://www.moodys.com/nrsro_sp21200

30. Policy on the Separation of Credit Rating Personnel from Commercial Information and Activities (June 8, 2015)
http://www.moodys.com/nrsro_scl0001